[PALATIN TECHNOLOGIES, INC. LETTERHEAD]

James Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 3-9
Washington, DC 20549

Re:	Palatin Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2005
File No. 001-15543

Dear Mr. Rosenberg:

On behalf of Palatin Technologies, Inc. (the “Company”), we respond as follows to the Staff’s comments dated March 16, 2006 relating to the above-captioned public filings. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.

Form 10-K for the Fiscal Year Ended June 30, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

We believe your disclosure regarding research and development projects could be improved. Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please provide us the following information in a disclosure-type format for each of your major research and development projects:

a)	The costs incurred during each period presented and to date on the project;
b)	The nature, timing and estimated costs of the efforts necessary to complete the project;
c)	The anticipated completion dates;
d)	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and,
e)	The period in which material net cash inflows from significant projects are expected to commence.

Regarding b. and c. disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent information requested above is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

We have summarized below the costs to date and current status of our major development programs.

PT-141 – In the years ended June 30, 2005, 2004 and 2003 and cumulatively to date, we have incurred approximately $18.3 million, $11.7 million, $9.0 million and $52.1 million, respectively, in research and development (“R&D”) expenses, including an allocated portion of general R&D expenses. Spending to date has been primarily related to formulation, manufacturing, preclinical and clinical activities. As of June 30, 2005, we had two Phase 2B clinical trials ongoing for Erectile Dysfunction (ED) and initiated a Phase 2B study for Female Sexual Dysfunction (FSD) later in fiscal 2006. We expect to spend an additional $30 million to $40 million of direct costs on PT-141 to conduct these and other clinical studies for ED and FSD and continue related process and development activities prior to initiating a Phase 3 clinical trial. A significant portion of the additional direct costs will be reimbursed by our collaboration partner, King Pharmaceuticals, Inc.(“King”) The amount of such spending is dependent on a number of factors, including patient enrollment in clinical studies, the results of research activities and discussions with King. Assuming positive results from our current studies and related activities, we expect development efforts related to PT-141 to continue for several years. Due to the uncertainties inherent in development activities, including whether PT-141 will sustain a product profile competitive with current therapies and results of manufacturing scale-up, Phase 3 clinical trials, and regulatory adherence, we cannot reasonably predict when, if ever, we will be able to submit an NDA to the FDA.

NeutroSpec – In the years ended June 30, 2005, 2004 and 2003 and cumulatively to date, we have incurred approximately $3.1 million, $8.2 million, $5.4 million and $51.9 million, respectively, in R&D expenses, including an allocated portion of general R&D expenses. Spending to date has been primarily related to an initial indication of imaging equivocal appendicitis, for which we received FDA approval in July 2004. In December 2005, the Company and Mallinckrodt Imaging (“Mallinckrodt”), our collaboration partner, voluntarily suspended the sales, marketing and distribution of NeutroSpec and recalled all existing customer inventories. All ongoing clinical trials and regulatory approvals of NeutroSpec have been suspended pending a review of the relationship between NeutroSpec use and observed serious adverse events and an FDA Advisory Committee meeting expected to be held in 2006. We expect to spend approximately $1 million to $2 million of direct costs on NeutroSpec during fiscal 2006 to perform certain FDA-required post-marketing studies, review the safety of NeutroSpec and explore other indications, a significant portion of which will be reimbursed by our collaboration partner, Mallinckrodt. The amount of such spending and the nature of future development activities are dependent on a number of factors, including primarily the review of NeutroSpec safety and discussions with both the FDA and Mallinckrodt.

Other Research and Development – In the years ended June 30, 2005, 2004 and 2003 and cumulatively to date, we have incurred approximately $3.7 million, $3.4 million, $3.0 million and $16.8 million, respectively, in R&D expenses, including an allocated portion of general R&D expenses. Spending to date has been primarily related to the identification of lead compounds for various therapeutic indications, primarily a melanocortin therapeutic small molecule for treatment of obesity and a natriuretic compound for treatment of congestive heart failure. We expect to spend approximately $3 million to $4 million of direct costs in fiscal 2006 to continue laboratory research on various compounds in preparation for filing an IND application and commencing clinical trials. The amount of such spending and the nature of future development activities are dependent on a number of factors, including primarily the success of our discovery programs, preclinical studies, our ability to progress a compound into human clinical trials and discussions with potential development partners.

Due to factors described elsewhere in our filing, including the difficulty in currently estimating the costs and timing of future Phase 1 clinical trials and large-scale Phase 2 and Phase 3 clinical trials for any product under development, we cannot predict with reasonable certainty when, if ever, a program will advance to the next stage of development or be successfully completed, or when, if ever, significant related net cash inflows will be generated.

We monitor our cash balances and periodic spending on an ongoing basis. If we fail to successfully complete our planned development activities for any products on a timely basis, we may increase development spending, adjust development plans for other products and/or require additional funding.

Item 8. Financial Statements, page 28

Note 2: Summary of Significant Accounting Policies, page 35

Other assets, page 36

You disclose that you capitalized certain license payments related to PT-141. Please explain to us your basis for capitalizing costs for PT-141 prior to FDA approval. Please cite authoritative literature you relied upon to support your accounting. In your response, please compare and contrast the capitalization of these costs versus your decision to expense NeutroSpec raw materials and finished goods prior to FDA approval.

We have a license agreement for certain patent rights related to certain compounds and methods of treatment for sexual dysfunction. The agreement requires us to make fixed, annual payments and additional payments based on certain upfront fees we receive from any sublicense.

In August 2004, upon the closing of a collaborative development and marketing agreement, we received a total of $20,000,000 from King for certain rights to PT-141 and shares of our common stock and warrants. The agreement included a sublicense of the patent rights described above. During the fiscal year ended June 30, 2005, we paid a total of $2,017,900 to the licensor in cash and stock as their share of the consideration received from King.

Of the $20,000,000 received from King, $3,606,672 was recorded as an equity contribution and $16,393,328 was recorded as an up-front license fee, which was deferred and is being recognized over the expected term of the development program related to the agreement under SAB 104. We have treated the related sublicense fee as an incremental direct cost of the King license fee, to be charged over the same period as the related deferred revenue, in accordance with SAB 104 and by analogy to paragraph 4 of Technical Bulletin 90-1. Fixed annual payments due under the license agreement are expensed as incurred.

In contrast, in the absence of directly associated contract revenue, NeutroSpec costs were charged to research and development expenses as incurred because they were not recoverable prior to FDA approval in July 2004.

Note 8: Commitments and Contingencies, page 40

You disclose in the footnote to your contractual obligation table that your license agreements include royalty and other contingent payment obligations. Please tell us in a disclosure-type format the aggregate amount of contingent payment obligations under each material license agreement and the conditions under which you would be required to pay.

The license agreements related to NeutroSpec require royalty payments on commercial net sales and payments of up to $2,250,000 contingent on specified milestone events, primarily based on the achievement of certain sales thresholds. No contingent amounts will be payable related to NeutroSpec unless we recommence sales and marketing of NeutroSpec. We do not expect to make any payments based on milestone events during fiscal 2006.

Our license agreement for patent rights related to certain compounds and methods of treatment for sexual dysfunction requires minimum payments of $150,000 per year. We are not currently developing any products subject to the license agreement that would require the payment of royalties. The license agreement requires contingent payments based on certain upfront fees we receive as a result of a sublicense, which contingent payment has been paid with respect to the sublicense to King. We do not expect to make any contingent payments during fiscal 2006.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me directly at (609) 495-2200 extension 2222 should you require additional information.

Very truly yours,

s/ Stephen T. Wills

Stephen T. Wills
Chief Financial Officer

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